1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 19, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports Third Quarter EPS of NT$3.47

Hsinchu, Taiwan, R.O.C., Oct 19, 2017 — TSMC today announced consolidated revenue of NT$252.11 billion, net income of NT$89.93 billion, and diluted earnings per share of NT$3.47 (US$0.57 per ADR unit) for the third quarter ended September 30, 2017.

Year-over-year, third quarter revenue decreased 3.2% while net income and diluted EPS both decreased 7.1%. Compared to second quarter 2017, third quarter results represented a 17.9% increase in revenue and a 35.7% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, third quarter revenue was $8.32 billion, which increased 17.9% from the previous quarter and increased 1.5% year-over-year.

Gross margin for the quarter was 49.9%, operating margin was 38.9%, and net profit margin was 35.7%.

In the third quarter, shipments of 10-nanometer accounted for 10% of total wafer revenue; 16/20-nanometer process technology accounted for 24% of total wafer revenue; and advanced technologies, defined as 28-nanometer and more advanced technologies, accounted for 57% of total wafer revenue.

“The strength of our third quarter revenue was driven mainly by major mobile product launches and a generally healthy demand environment, including cryptocurrency mining. However, this strength of our third quarter revenue was partially dampened by our customers’ continued inventory management,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “We expect our fourth quarter business will continue to be supported by the major mobile product launches, while our customers continue their inventory management. Based on our current business outlook, management expects the overall performance for fourth quarter 2017 to be as follows”:

•	Revenue is expected to be between US$9.10 billion and US$9.20 billion;

And, based on the exchange rate assumption of 1 US dollar to 30.3 NT dollars,

•	Gross profit margin is expected to be between 48% and 50%;

•	Operating profit margin is expected to be between 37% and 39%.

The management further expects the 2017 capital budget to be about US$10.8 billion.

TSMC’s 2017 Third quarter consolidated results:

(Unit: NT$ million, except for EPS)

	3Q17 Amount[a]		3Q16 Amount		YoY Inc. (Dec.) %	2Q17 Amount		QoQ Inc. (Dec.) %

Net sales	252,107		260,406		(3.2)	213,856		17.9
Gross profit	125,880		132,051		(4.7)	108,708		15.8
Income from operations	98,056		106,263		(7.7)	83,256		17.8
Income before tax	100,518		108,250		(7.1)	86,118		16.7
Net income	89,925		96,759		(7.1)	66,271		35.7
EPS (NT$)	3.47	[b]	3.73	[b]	(7.1)	2.56	[b]	35.7

a: 3Q2017 figures have not been approved by Board of Directors

b: Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2017 is expected to reach above 11 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB® facilities, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China. TSMC is the first foundry to provide both 20nm and 16nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Senior Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com